UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-31599

Endurance Specialty Holdings Ltd.

(Translation of registrant’s name into English)

Waterloo House, 100 Pitts Bay Road,

Pembroke HM08, Bermuda (441) 278-0400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Endurance Specialty Holdings Ltd. (the “Company”) hereby amends its report on Form 6-K filed with the Securities and Exchange Commission on August 22, 2017 (the “Original Form 6-K”) to update the redemption price of its junior subordinated deferrable interest notes (the “Securities”).

The redemption price of the Securities will be $104,435,694, which comprises the amount for the redemption of 100% of the principal amount of $103,093,000 of Securities and $1,342,694 in accrued and unpaid interest.

Except as expressly set forth above, this amendment to the Form 6-K does not amend, update or restate the information furnished on the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENDURANCE SPECIALTY HOLDINGS LTD.

Date: August 31, 2017	By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary